SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC
                                   FORM U-6B-2
                           Certificate of Notification


Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate  is  filed  by:  Central   Illinois  Public  Service  Company  d/b/a
AmerenCIPS (a subsidiary of Ameren Corporation).

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

     1.  Type of securities ("draft", "promissory note"):  Promissory Notes.
     2.  Issue, renewal or guaranty:  Issue.
     3.  Principal amount of each security:  $150,000,000.
     4.  Rate of interest per annum of each security:  6.625%.
     5.  Date of issue, renewal, or guaranty of each security:  June 13, 2001.
     6.  If renewal of security, give date of original issue:  Not applicable.
     7.  Date of maturity of each security:  June 15, 2011.
     8. Name of the person to whom each security was issued, renewed or guaranteed: Goldman, Sachs & Co., Banc One Capital Markets,
         Inc. and Lehman Brothers, as underwriters, for sale to the public.
     9.  Collateral given with each security, if any:
         AmerenCIPS First Mortgage Bonds.
    10.  Consideration received for each security:  $148,720,500.
    11.  Application of proceeds of each security: The net proceeds were used
         (i) to repay short-term debt incurred to finance the repayment at maturity of $20 million aggregate principal amount of AmerenCIPS First Mortgage Bonds, Medium-Term Notes 6.73% Series 1997-2 due June 1, 2001, and (ii) to repay approximately $128 million of short-term debt which was in the form of intercompany borrowings under a utility money pool of Ameren Corporation, and was incurred generally to finance construction expenditures, maturities of long-term debt and other working capital needs.
    12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
         a)  the provisions contained in the first sentence of
             Section 6(b):  Not applicable.
         b)  the provisions contained in the fourth sentence of
             Section 6(b):  Not applicable.
         c) the provisions contained in any rule of the Commission other than Rule U-48: [X].
    13.  If the security or securities were exempt from the provisions of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)): Not applicable.

    14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.
    15.  If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.


                                   Central Illinois Public Service Company
                                              d/b/a AmerenCIPS


                                  By:    /s/ Jerre E. Birdsong
                                       --------------------------
                                      Jerre E. Birdsong, Treasurer

Dated:  June 15, 2001